UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. _2_)*

PREDICTIVE ONCOLOGY INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

74039M200

(CUSIP Number)

Carl I. Schwartz, DDS

3750 Las Vegas Blvd. South Apt. 4303

Las Vegas, NV 89158

Phone: 651-389-4800

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 74039M 200

1	NAME OF REPORTING PERSONS Carl I. Schwartz, DDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,751,649
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,751,649
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74039M 200

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.01 par value, of Predictive Oncology Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121.

Item 2.	Identity and Background.

(a) This Amendment to Schedule 13D is being filed by Carl I. Schwartz.

(b) The principal address for the Reporting Person is 3750 Las Vegas Blvd. South Apt. 4303, Las Vegas, Nevada 89158.

(c) Dr. Schwartz is Chief Executive Officer and a director of the Issuer.

(d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Schwartz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by the Reporting Person are ultimately personal funds (See Item 4).

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

Effective as of April 21, 2020 (the “Effective Date”), the Company and the Reporting Person entered into an Exchange Agreement (the “Exchange Agreement”) relating to a promissory note of the Company dated January 31, 2020 issued by the Company in the principal amount of $2,115,000 (the “Note”). The Note bore twelve percent (12%) interest per annum and had a maturity date of September 30, 2020. The accrued interest on the Note through April 21, 2020 was $77,878.36, resulting in a total balance of $2,192,878.36 in principal and accrued interest on the Note as of such date. The Note was issued by the Company to Dr. Schwartz on January 31, 2020 in exchange for certain existing promissory notes, pursuant to an Exchange Agreement dated January 31, 2020. These previous notes were issued in connection with numerous advances by Dr. Schwartz to the Company from November 30, 2018 through July 15, 2019, and the principal balance also included certain premiums.

Dr. Schwartz and the Company agreed that Dr. Schwartz would exchange the Note for newly issued shares of common stock, $0.01 par value of the Company (“Common Stock”) at market value pursuant to the terms and conditions of the Exchange Agreement. The transaction was approved by the Audit Committee, which consists of Non-Employee Directors, and by the Board of Directors of the issuer. Pursuant to the Exchange Agreement, Dr. Schwartz delivered the Note to the Company to be cancelled in exchange for 1,533,481 shares of newly issued Common Stock (the “Shares”) at an exchange rate of $1.43 per share, equal to the closing price of the Common Stock on April 21, 2020 prior to the execution of the Exchange Agreement. Dr. Schwartz agreed (i) not to sell or otherwise transfer 766,740 Shares (one-half of the Shares) for three (3) months after the date of the Exchange Agreement, and (ii) not to sell or otherwise transfer the remaining 766,741 Shares for six (6) months after the date of the Exchange Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) and (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 1,751,649 shares of the outstanding Common Stock of the Issuer, representing approximately 17.2% of the Common Stock, which includes 1,607,913 shares held individually; and options to purchase 143,736 shares that may be exercised within 60 days. (All percentages are based upon 8,226,203 shares outstanding, as of April 22, 2020, pursuant to the Issuer’s books and records immediately after the issuance to the Reporting Person.)

Under the Reporting Person’s current employment agreement with the Issuer, he may receive stock options in lieu of his base salary, and he has received stock options under this arrangement, as well as additional stock options granted as equity compensation. Commencing March 31, 2020, he also receives quarterly stock option grants relating to his service on the board of directors, with a total exercise price of $5,000 per quarter. He received a grant of 3,174 options with an exercise price of $1.5753 on March 31, 2020. The Reporting Person currently holds stock options to purchase 143,736 shares at exercise prices ranging from $1.575 to $2,812.50 per share. These stock options may all be exercised within sixty days and are included in his beneficial ownership.

(c) On April 22, 2020, the Company and Reporting Person entered into an Exchange Agreement (see Item 4 for information relating to this transaction).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the terms of the Exchange Agreement, dated April 21, 2020, and information related to the Reporting Person’s employment agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Employment Agreement dated Novembere 10, 2017 (Filed on January 25, 2019 as Exhibit 10.3 to the Schedule 13D report filed by Carl Schwartz and incorporated herein by reference)
10.2	Amendment to Employment Agreement dated August 20, 2018 (Filed on January 25, 2019 as Exhibit 10.4 to the Schedule 13D report filed by Carl Schwartz and incorporated herein by reference)
10.3	Amendment No. 2 to Employment Agreement dated July 11, 2019 (Filed on August 19, 2019 as Exhibit 10.3 to our Quarterly Report on Form 10-Q and incorporated herein by reference)
10.4	Exchange Agreement dated April 21, 2020 (Filed on April 22, 2020 with the Issuer’s Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2020

By:	/s/ Carl I. Schwartz
Carl I. Schwartz, D.D.S

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